June 22, 2016

VIA EDGAR

Ms. Shannon Sobotka
Staff Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthcare Trust of America, Inc.
Healthcare Trust of America Holdings, LP
Form 10-K for the year ended December 31, 2015
Filed February 22, 2016
File No. 001-35568
File No. 333-190916
Dear Ms. Sobotka:
On behalf of Healthcare Trust of America, Inc., a Maryland corporation (“HTA”), and Healthcare Trust of America Holdings, LP, a Delaware limited partnership (together with HTA, the “Company”), we hereby respond to the letter dated June 14, 2016 (the “Letter”) setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Company’s Form 8-K filed on April 25, 2016. We note the caption of your letter repeated above makes reference to the Company’s Form 10-K for the year ended December 31, 2015, however, the Staff’s comments seem to refer only to the Company’s Form 8-K filed on April 25, 2016.
For the convenience of the Staff, the comments in the Staff’s Letter are restated below in bold prior to our response.
Item 2.02. Results of Operations and Financial Condition
1. You present Cash NOI, Same Property Cash NOI, and Normalized FAD, that includes adjustments for straight-line rent and amortization of below and above market leases/leasehold interests and corporate assets, net, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Question 100.4). Please review this guidance when preparing your next filing and earnings release.
We acknowledge the Staff’s comments in the Staff’s Letter regarding the Company’s use of the non-GAAP measures of Cash NOI, Same Property Cash NOI, and Normalized FAD. However, we believe that these metrics provide additional transparency in conjunction with GAAP measurements. Additionally, we believe that these metrics are widely accepted measures of comparative operating performance for real estate investment trusts (“REITs”), are important metrics for investors in their analysis of REITs, and are customarily utilized by the Company and other REITs for compensation purposes. We believe our omission of these metrics in our filings and releases would be detrimental to investors generally, and for the Company specifically, were it to cease reporting these metrics before industry-wide guidance were implemented.
While the specific impact of each driver varies by company, contractual base rent, contractual rent increases, contractual rent concessions and changes in occupancy or lease rates upon commencement and expiration of leases are a primary driver of the Company’s revenue performance, so the utilization of non-GAAP metrics, such as Cash NOI, that removes the impact of “straight-line” rental revenue provides useful, supplementary information that provides investors greater visibility into the Company’s performance when used in conjunction with GAAP measurements. Additionally, supplementary measurements and cash receipts of the Company provide useful indicators of the Company’s ability to pay dividends. Further, our calculation of Cash NOI is fully reconciled to the closest GAAP measurement and is substantially similar in its treatment of non-cash revenue to the comparable metrics utilized by our five closest peers. We believe these similarities in measurements demonstrate the widespread acceptance of these measurements within the sector.

The importance of these supplementary measurements, such as Cash NOI, that adjust for “straight-line” revenue, to REIT investors can be seen in the prevalence granted to the measurements in REIT earning reports, research analyst earnings analysis, and investor questions. For example, over the last four quarters that the Company has reported earnings, almost every equity research analyst has highlighted a Cash NOI based metric as a key metric when reporting on the Company’s results. Additionally, almost every equity research analyst highlights a Cash NOI based metric when reporting on the Company’s five closest peers, even when similar GAAP metrics are present. Given the prominence that investors and equity research analysts have placed on these metrics, we believe the Company’s failure to provide a Cash NOI based metric in its earnings, prior to a broader industry agreement on reporting, would have far reaching detrimental effects on HTA and its investors, and place HTA at a material disadvantage to its peers who are not currently prohibited from using these commonly used metrics.
Finally, HTA and its five closest peers use Same Property Cash NOI as a key management metric in evaluating performance and executive compensation. As outlined in the annual Proxy filings, HTA and each of its closest peers all utilize this metric in its company measurements for executive bonus calculations. This highlights the importance that companies and their boards place on this metric. Failure to report these metrics on a regular basis would limit investor’s visibility into understanding the basis for executive compensation for HTA and its peers.
We respectfully acknowledge the Staff’s comments and hope that this additional information is beneficial to improving performance reporting in the REIT sector. Please confirm that the Company will not be required to modify its next filing and earnings release as suggested in the SEC Letter.
2. Normalized FAD appears to be liquidity measure and may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.2 and 102.5). Please review this guidance when preparing your next earnings release.
We acknowledge the Staff’s comments in the Staff’s Letter. In future filings we will address the presentation of Normalized FAD to comply with the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (specifically Questions 102.2 and 102.5).
* * *

In connection with this response to the Staff’s comments, the Company acknowledges that:
•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please contact the undersigned by telephone at (480) 998-3478.

Very truly yours,

/s/ Robert A. Milligan
Robert A. Milligan
Chief Financial Officer